Exhibit 99.1

All amounts in Canadian dollars.

BROOKFIELD RENEWABLE ANNOUNCES $325 MILLION EQUITY OFFERING

HAMILTON, Bermuda, May 29, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) announced today that it has agreed to issue 10,250,000 limited partnership units (“L.P. units”), on a bought deal basis, to a syndicate of underwriters at a price of $31.70 per L.P. unit (the “Offering Price”), for gross proceeds of approximately $325 million (the “Offering”).

Brookfield Renewable has also granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,537,500 L.P. units at the Offering Price to cover over-allotments, if any. If this option is exercised in full, the gross Offering size would increase to approximately $374 million.

Brookfield Renewable intends to use the net proceeds of the Offering to repay outstanding indebtedness and for general corporate purposes. The Offering is expected to close on or about June 10, 2014.

This news release shall not constitute an offer of securities for sale in the United States. The L.P. units offered will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. There shall not be any public offering of the L.P. units in the United States.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 71 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this news release include statements regarding the Offering, the intended use of proceeds therefrom and statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate and the future growth prospects and distribution profile of Brookfield Renewable. Forward-looking statements can be identified by the use of words such as “will”, “would”, “intends”, “expected”, “positioned” or variations of such words and phrases.  Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Renewable undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.